Exhibit 12.1

Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	For the Three Months Ended March 31,	For the Years Ended December 31,

	2015	2014	2013	2012	2011	2010
Earnings:
Pretax income from operations	$23,788	$142,586	$69,694	$29,100	$5,243	$5,670
Fixed charges	67,384	301,010	231,178	105,926	4,837	9,611
Dividends distributed to shareholders	28,376	86,705	61,302	22,304	8,270	8,102
Equity investee adjustment	(493)	(2,324)	(185)	(38)	(174)	(64)
Noncontrolling interest	-	-	-	97	(97)	-
Total Earnings	$119,055	$527,977	$361,989	$157,389	$18,079	$23,319

Fixed Charges:
Interest expense	$67,384	$301,010	$231,178	$105,926	$4,837	$9,611
Total Fixed Charges	67,384	301,010	231,178	105,926	4,837	9,611
Preferred stock dividends	1,453	5,812	3,568	-	-	-
Total Combined Fixed Charges and Preferred Stock Dividends	$68,837	$306,822	$234,746	$105,926	$4,837	$9,611

Ratio of earnings to fixed charges	1.77	1.75	1.57	1.49	3.74	2.43

Ratio of earnings to combined fixed charges and preferred stock dividends	1.73	1.72	1.54	1.49	3.74	2.43

Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA	NA